SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Top Air Manufacturing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     0-10571
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Wexler
                         Gallop, Johnson & Neuman, L.C.
                          101 South Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 862-1200
                            Facsimile: (314) 862-1219
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D                        Page 2 of 4 Pages
CUSIP NO. 0-10571

     1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

            Wayne W. Whalen

     2. Check the Appropriate Box if a Member of a Group (a) |_| (See Instructions) (b) |X|

     3.     SEC Use Only

     4.     Source of Funds (See Instructions)

            PF

     5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
            Item 2(d) or 2(e) |_|

     6.     Citizenship or Place of Organization

            United States Citizen

Number of           7.   Sole Voting Power
Shares                   1,319,600
Beneficially
Owned by            8.   Shared Voting Power
Each                     0
Reporting
Person With         9.   Sole Dispositive Power
                         1,319,600

                   10.   Shared Dispositive Power
                         0

     11.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,319,600

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

     13.    Percent of Class Represented by Amount In Row (11)

            25.75%

     14.    Type of Reporting Person (See Instructions)

            IN

                         Amendment No. 1 to Schedule 13D

         Wayne W. Whalen ("Whalen") reported his acquisition of 1,150,000 shares of the common stock, no par value per share (the "Top Air Common Stock"), of Top Air Manufacturing, Inc., an Iowa corporation (the "Company"), 317 Savannah Park Road, Cedar Falls, Iowa 50613, in an initial filing on Schedule 13D dated January 27, 1997. On January 25, 2000, Whalen purchased from the Company 169,600 of the Company's convertible subordinated debentures (referred to herein as the "Debenture" or the "Debentures") for total consideration equaling $212,000. Each Debenture is immediately convertible into one share of the Top Air Common Stock for a conversion price of $1.25 per Debenture. Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D previously filed on behalf of Whalen are hereby amended to reflect Whalen's acquisition of the Debentures.

Item 3.  Source and Amount of Funds or Other Consideration.

         The consideration used by Whalen to obtain the Debentures originated from Whalen's personal funds.

Item 4.  Purpose of Transaction.

         The Debentures are held by Whalen solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Whalen beneficially owns 1,319,600 shares of the Top Air Common Stock, representing 25.75% of the issued and outstanding shares of the Top Air Common Stock. Of the shares deemed to be beneficially owned by Whalen, 169,600 of these shares represent the total number of Top Air Common Stock which will be received by Whalen in the event he exercises his conversion rights with respect to the Debentures.

         (b) Whalen has dispositive power with respect to all of the 1,319,600 shares of the Top Air Common Stock he is deemed to beneficially own. Whalen has sole voting power with respect to 1,150,000 shares of Top Air Common Stock, and he will obtain sole voting power over the Top Air Common Stock he receives upon conversion of the Debentures.

         (c) As set forth above, on January 25, 2000, Whalen purchased 169,000 Debentures for total cash consideration equal to $212,000.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Whalen entered into a Securities Purchase Agreement on January 25, 2000, in which the Company agreed to sell the Debentures to Whalen in exchange for $212,000. A copy of the Securities Purchase Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 3 Securities Purchase Agreement dated January 25, 1999 between Top Air Manufacturing, Inc. and Wayne W. Whalen, dated January 25, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     February 3, 2000
                                     -------------------------------------------
                                     (Date)

                                     /s/ Wayne W. Whalen
                                     -------------------------------------------
                                     (Signature)


                                     Wayne W. Whalen
                                     -------------------------------------------
                                     (Name and Title)